Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Till Capital Ltd. (the “Company” or “Till”) 25 Church Street Hamilton HM12 Bermuda

Item 2	Date of Material Change
August 13, 2015
Item 3	News Release
The news release was disseminated on August 17, 2015 through Nasdaq GlobeNewswire.
Item 4	Summary of Material Change
The Company announced that its board (the “Board”) has appointed Roger Loeb as Director to replace Blair Shilleto, who resigned from the Board effective August 5, 2015. Mr. Loeb will stand for election to the Board at the Company’s Annual General Meeting to be held October 15, 2015.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change

The Company announced that its Board has appointed Roger Loeb as Director to replace Blair Shilleto, who resigned from the Board effective August 5, 2015. Mr. Loeb will stand for election to the Board at the Company’s Annual General Meeting to be held October 15, 2015
Mr. Loeb has been consulting to senior executive management for over 30 years, following a career as a senior corporate executive, where he held both technology strategy and line management responsibilities. He is President and CEO of The MarTech Group, Inc., Parker, CO, an organizational transformation and strategic technology consulting company he founded in 1984. Mr. Loeb and two partners are currently engaged by NeuStar, Inc. (NYSE:NSR) to guide the transition of the telephone Local Number Portability Administration service to a new provider.
From 2008 to 2014, Mr. Loeb was engaged by the Deputy Chief Information Officer (G6) of the Department of the Army for whom he provided “reality check” and “best practices” oversight of various high-profile enterprise-scale information technology implementations. The CIO team’s most notable achievement during this period was the Army’s successful migration to a single email service from roughly 1,000 separate email server instantiations. From 2003 to 2008 Mr. Loeb was engaged exclusively by the Office of the Chief Technology Officer, IBM Federal, holding the title of Executive Consultant, Strategic Transformation, and providing technology strategy counsel to senior executives of the U.S. Department of Defense and Intelligence agencies.

Mr. Loeb has been a significant contributor to the creation or improvement of industry-leading, technology-based service businesses in domains as diverse as commercial software, healthcare, non-profit membership associations, publishing, insurance, direct marketing, credit decisioning and risk assessment, customer relationship management, venture capital startups, stock trading, employee selection, commercial printing management, transportation, travel booking, advertising, and defensive cybersecurity. He has also served as an expert witness in successful lawsuits over failed software development projects.
Prior o founding The MarTech Group, Mr. Loeb was employed for 17 years by the A.C. Nielsen Co., Neodata Services Division, where he started as a computer programmer and retired as Vice-President and CIO. His innovations at Neodata were acknowledged to have completely transformed circulation management for the consumer magazine publishing industry. Mr. Loeb holds a B.S. degree in mathematics from the University of Wisconsin. He currently beneficially owns or directs 53,366 shares (1.5%) of the Company’s outstanding stock.

5.2 Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
For further information, contact:
William M. Sheriff, Chairman Telephone: (208) 635-5415
Item 9	Date of Report
Dated August 31, 2015.